SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN (FORMERLY THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN)

Date: December 15, 2004

Peter D. Bewley
Senior Vice President - ,
General Counsel

Date: December 15, 2004

Gerald E. Johnston
President and Chief Operating Officer

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN (FORMERLY THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN)

Date: December 15, 2004

/s/ PETER D. BEWLEY
Peter D. Bewley
Senior Vice President -
General Counsel

Date: December 15, 2004

/s/ GERALD E. JOHNSTON
Gerald E. Johnston
President and Chief Operating Officer

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the participants and the Employee Benefits Committee of
The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan (formerly The Clorox Company Employee Retirement Investment Plan) as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2004 and 2003, and the changes in its net assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

San Francisco, California
November 12, 2004

Financial Statements and Supplemental Schedule

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)
For the fiscal years ended June 30, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

Financial Statements and Supplemental Schedule

For the fiscal years ended June 30, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held At End of Year) 12

ERNST & YOUNG

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the participants and the Employee Benefits Committee of
The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

We have audited the accompanying statements of net assets available for benefits of The Clorox Company 401(k) Plan (formerly The Clorox Company Employee Retirement Investment Plan) as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2004 and 2003, and the changes in its net assets available for benefits for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

San Francisco, California
November 12, 2004

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

Statements of Net Assets Available for Benefits

	June 30,	
	2004	**2003**
Assets		
Cash and cash equivalents	**$ 59,981**	$ 10,392
Investments, at fair value	**524,223,345**	446,624,168
Receivables:		
Employer contributions	**19,284,841**	22,253,230
Participant contributions	**97,779**	708,306
Due from brokers for securities sold	**311,344**	–
Total receivables	**19,693,964**	22,961,536
Total assets	**543,977,290**	469,596,096
Liabilities		
Due to brokers for securities purchased	–	447,125
Net assets available for benefits	**$543,977,290**	$469,148,971

See accompanying notes.

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

Statements of Changes in Net Assets Available for Benefits

	Fiscal Year Ended June 30,	
	2004	**2003**
Additions		
Investment income:		
Interest income and dividends	**$ 8,675,218**	$ 8,560,024
Net appreciation in fair value of investments	**70,493,806**	3,522,037
	79,169,024	12,082,061
Contributions:		
Employer	**23,630,067**	26,733,809
Participants	**22,512,785**	21,319,733
Rollovers	**1,530,056**	1,379,364
Total contributions	**47,672,908**	49,432,906
Total additions	**126,841,932**	61,514,967
Deductions		
Benefits paid to participants	**51,950,535**	31,560,769
Transfer to other plans	**–**	2,324,612
Administrative expenses	**63,078**	61,663
Total deductions	**52,013,613**	33,947,044
Net increase	**74,828,319**	27,567,923
Net assets available for benefits:		
Beginning of year	**469,148,971**	441,581,048
End of year	**$ 543,977,290**	$ 469,148,971

See accompanying notes.

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

Notes to Financial Statements

June 30, 2004 and 2003

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") (formerly The Clorox Company Employee Retirement Investment Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan. However, the following employees are not covered by the Plan: (i) leased employees, (ii) non-resident aliens with no United States source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective April 29, 2002, the Company established a non-leveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company's common stock. As of the establishment date, investments of $123,400,000 in The Clorox Company Common Stock (the "Non-ESOP" fund) were transferred to the ESOP fund. The ESOP fund is increased by: (i) transfers from the Non-ESOP fund on the last day of the Plan year, (ii) any portion of a rollover contribution that is directed for investment by the participant in the Clorox Company Stock Fund, (iii) increases in market value of the Company's common stock, and (iv) any dividends reinvested on ESOP shares. The ESOP fund is decreased to the extent that (i) the market value of the Company's common stock decreases, and (ii) the Company's common stock is liquidated and reinvested in other investment options.

Effective July 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Act of 2001.

Effective February 28, 2003, certain participants of the Plan who became participants of the Oil-Dri Corporation of America 401(k) Retirement Savings Plan (the "Oil-Dri Plan") were allowed to transfer their account balances to the Oil-Dri Plan resulting in a transfer of Plan assets of $2,272,210.

1. Description of the Plan (continued)

General (continued)

The Employee Benefits Committee (the "Committee") administers the Plan. Effective April 1, 2004, T. Rowe Price Trust Company became the trustee of the Plan. Prior to this date, Putnam Fiduciary Trust Company served as the trustee of the Plan.

Contributions

Effective April 1, 2004, all participants could contribute from 1% to 25% of their compensation, on a pre-tax and after-tax basis, as defined in the Plan. Prior to this date, certain participants (excluding Cartersville participants) could contribute from 2% to 25% of their compensation, on a pre-tax basis, as defined in the Plan. Effective January 1, 2003, Cartersville participants could contribute from 1% to 25% (previously limited up to 16%) of their compensation, on a pre-tax and after-tax basis. Participant contributions, including catch up contributions, are subject to limits specified under the Code.

The Company matches 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per Plan year. Effective April 1, 2004, participant's after-tax contributions will also be matched by the Company subject to the same threshold as the participants' pre-tax contributions. Participants are eligible for the Company matching contribution after completing one year of service.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

1. Description of the Plan (continued)

Contributions (continued)

The Company may make a Value Sharing contribution (a profit sharing component of the Plan) in an amount determined by the Company. In 2004 and 2003, the Company approved a Value Sharing contribution of 7.63% and 9.5%, respectively, of eligible compensation. The Company Value Sharing contribution was allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants, not to exceed 7% of that eligible participant's compensation. For fully vested participants, amounts in excess of the 7% were paid in cash or remitted as contributions to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees. For nonvested participants, the amounts in excess of 7% were deposited into their Value Sharing contribution accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the Value Sharing contribution. Union participants are not eligible for the Value Sharing contribution, except for union employees at the Jackson facility.

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan currently offers investments in the Company's common stock, mutual funds, and a money market fund. Effective April 1, 2004, participants are also allowed to direct their contributions to Tradelink Investments. Tradelink Investments consist of various additional mutual funds offered by the Plan and other registered investment companies, common stocks and other investment products.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of: (a) Company matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay Plan expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at June 30, 2004 and 2003 are $1,428,824 and $832,194, respectively. During 2004 and 2003, the Company used $1,424,660 and $306,655, respectively, of forfeitures to reduce the Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon. Participants' vested interest in the value sharing contribution is determined according to the following schedule:

Years of Service	Percentage
Less than 3	0%
3	34%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60, at death, or upon permanent disability.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Hardship withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays administrative expenses except for loan origination and maintenance fees that are deducted from the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. Common stocks, including the Company's common stock, are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stocks, mutual funds and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Fiscal Year Ended June 30,	
	2004	**2003**
The Clorox Company Common Stock	**$ 30,241,957**	$ 4,454,655
Shares of registered investment companies	**40,251,849**	(932,618)
Net appreciation in fair value	**$ 70,493,806**	$ 3,522,037

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	June 30, 2004
The Clorox Company Common Stock	**$ 136,752,021**
Federated Prime Obligation Money Market Fund	**68,517,858**
Dodge & Cox Balanced Fund	**65,395,005**
T. Rowe Price Mid-Cap Growth Fund	**46,635,768**
Vanguard Institutional Index Fund	**46,059,780**
T. Rowe Price Growth Stock Fund	**45,167,636**
T. Rowe Price U.S. Bond Index Fund	**35,258,538**

	June 30, 2003
The Clorox Company Common Stock	$ 114,555,492
Federated Prime Obligation Money Market Fund	74,864,275
Putnam Fund for Growth and Income	46,859,777
Fidelity U.S. Bond Index Fund	41,232,722
Putnam S&P 500 Stock Index Fund	37,863,442
Putnam Investors Fund	34,558,264
Putnam Vista Fund	29,537,325

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 20, 2003, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004 and 2003, the Plan made purchases of $31,449,177 and $52,255,945, respectively, and sales of $39,666,738 and $56,577,316, respectively, of the Company's common stock.

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company ("T. Rowe Price") and Putnam Fiduciary Trust Company ("Putnam"). T. Rowe Price is the trustee and recordkeeper effective April 1, 2004 and Putnam was the trustee and recordkeeper prior to April 1, 2004. Consequently, transactions with T. Rowe Price and Putnam qualify as party-in-interest transactions.

6. Subsequent Event

In July 2004, the Clorox Company Board of Directors approved a restructuring plan to close a manufacturing facility by June 2005. Affected participants as a result of the closure of this manufacturing facility will be fully vested in their value sharing contribution accounts as of their respective termination dates.

Supplemental Schedule

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

EIN 31-0595760 Plan 001

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

June 30, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Common stocks:		
*	The Clorox Company Common Stocks	2,542,804 shares	$ 136,752,021
	Money market fund:		
	Federated Prime Obligation Money Market Fund	68,517,858 shares	68,517,858
	Mutual funds:		
	Dodge & Cox Balanced Fund	869,268 shares	65,395,005
*	T. Rowe Price Mid-Cap Growth Fund	1,009,214 shares	46,635,768
	Vanguard Institutional Index Fund	440,721 shares	46,059,780
*	T. Rowe Price Growth Stock Fund	1,810,326 shares	45,167,636
*	T. Rowe Price U.S. Bond Index Fund	3,345,212 shares	35,258,538
	American Funds EuroPacific Growth Fund	815,934 shares	25,840,625
*	T. Rowe Price Small Cap Value Fund	586,785 shares	19,047,046
	Vanguard Mid-Cap Index Fund	807,871 shares	11,245,566
	Vanguard Explorer Growth Fund	23,451 shares	1,503,447
	Vanguard Target RTMT 2005	85,809 shares	900,990
	Vanguard Target RTMT 2015	79,857 shares	851,276
	Vanguard Target RTMT 2025	64,328 shares	693,457
	Vanguard Target RTMT 2035	55,654 shares	611,642
	Vanguard Target RTMT 2045	19,749 shares	219,408
	Vanguard Target RTMT Income Fund	33,990 shares	345,675
			299,775,859
	Tradelink Investments	Various investments, including mutual funds and common stocks	1,119,506
	Voluntary Contribution Accounts	Various investments, including mutual funds and common stocks	435,403
*	Participant loans	Interest rates ranging from 5.00% to 10.65%, maturing through 2019	17,622,698
	Total investments		$ 524,223,345

* Indicates a party-in-interest to the Plan.
Note: Column (d), cost, has been omitted, as all investments are participant-directed.

Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-41131-Post Effective Amendment No. 1 and No. 2) pertaining to The Clorox Company 401(k) Plan (formerly The Clorox Company Employee Retirement Investment Plan) of our report dated November 12, 2004, with respect to the financial statements and schedule of The Clorox Company 401(k) Plan (formerly The Clorox Company Employee Retirement Investment Plan) included in this Annual Report (Form 11-K) for the fiscal year ended June 30, 2004.

Ernst + Young LLP

San Francisco, California
December 9, 2004